Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@rrsat.com

For Immediate Release

RRSAT CHOSEN BY SOUNDTRACK CHANNEL TO LAUNCH
SERVICES TO ASIA ON TELSTAR 10 SATELLITE

OMER, Israel – March 27, 2007 – RRSat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that Soundtrack Channel will launch on the Telstar 10 satellite, using the RRSat Global Network for video content management and distribution services.

“The move to Telstar 10 allows us to continue supporting our large existing business in the Asia/Pacific region, while expanding into Central Asia, India, the Middle East and South Africa,” said Denis Leverson, COO of Soundtrack Channel. “We plan to launch a European Soundtrack Channel later this year and the RRSat Global Network will be able to provide our satellite services for that feed as well. Co-locating satellite services for both feeds should save expense, as well as shorten the time required to launch the new European channel.”

“Soundtrack Channel’s choice of RRSat’s end-to-end solution that includes playout, encryption and distribution, is additional significant recognition of the value of our Global Network,” said David Rivel CEO and Founder of RRSat. “We are proud to offer services to such a high quality TV channel with content from Hollywood, and we look forward to continued cooperation in additional and diverse regions worldwide.”

Soundtrack Channel is currently available in the United States, Canada and several Asia/Pacific markets including Japan, Korea, Hong Kong, Australia, Singapore, Thailand and Indonesia.

About RRSat Global Communications Network Ltd.
RRSat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRSat is able to offer high-quality and flexible global distribution services for content providers. RRSat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRSat concurrently provide these services to more than 285 television channels and more than 80 radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

About Soundtrack Channel
Based in Santa Monica, California, Soundtrack Channel, LLC is the first and only cable/satellite/IPTV/mobile TV channel to exclusively feature music videos from movie soundtracks, including original movie music videos that are specifically produced for the channel. Not just a music video channel – Soundtrack Channel is the destination on television for people who love movies, music and entertainment news, providing the hottest music of the movies, bringing viewers up close and personal with the celebrities, behind the movie making process and the latest in movie news from Hollywood. Visit the company’s website http://www.soundtrackchannel.com for more information.

Safe Harbor statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Registration Statement on Form F-1 filed on October 31, 2006 and our Current Reports on Form 6-K.

Information in this press release concerning Soundtrack Channel has not been independently verified by RRSat and is based solely on information provided to RRSat by Soundtrack Channel for inclusion in this press release.